FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2004.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Minebea Filed a Complaint against Nidec Regarding Patent Infringement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on July 21, 2004, in Kyoto, Japan

Minebea Filed a Complaint against Nidec Regarding Patent Infringement

Nidec Corporation has reviewed the complaint filed on Thursday, July 15, 2004, by Minebea Co. Ltd. and NMB Technologies Corporation in the United States District Court in Washington D.C. In its complaint, Minebea requests a declaration that it does not infringe Nidec’s U.S. Patent No. 5,667,309 and that this patent is invalid. Nidec believes that Minebea’s claims are wholly without merit, and that Minebea has brought the lawsuit in an inappropriate effort to avoid paying royalties for Minebea’s unauthorized use of Nidec’s patented technology directed to fluid dynamic bearings in hard-disc-drive spindle motors. Nidec will vigorously defend itself against Minebea’s unwarranted claims and will demonstrate Minebea’s infringement of the ‘309 patent, as well as Minebea’s infringement of other Nidec intellectual-property rights. Furthermore, Nidec will seek all of the relief it is entitled to under the U.S. Patent Law, including compensatory damages, treble damages for Minebea’s deliberate and willful infringement, and attorney fees.

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